SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: May 5, 2008

--------------------------------------------------------------------------------
[LANOPTICS LOGO]          LANOPTICS LTD.
                          1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                          PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                          http://www.lanoptics.com  E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

            LANOPTICS ANNOUNCES RECORD REVENUES OF $7 MILLION IN THE
              FIRST QUARTER OF 2008, REPRESENTING 78% YOY REVENUE
                                     GROWTH

     YOKNEAM, ISRAEL, May 5, 2008 - LanOptics Ltd. (NASDAQ: EZCH), a provider of network processors, today announced its results for the quarter ended March 31, 2008.

      FIRST QUARTER 2008 HIGHLIGHTS:

     o First quarter revenues increased 78% year-over-year and 21% sequentially

     o Gross margin for the quarter was 46.0% on GAAP basis, 60.2% on non-GAAP basis

     o LanOptics/EZchip share exchange resulted in one-time, non-cash, in-process R&D charge of $5.1 million, leading to a net loss for the quarter of $6.3 million on a GAAP basis

     o    Net income for the quarter totaled $0.5 million on non-GAAP basis

     o Cash position increased by $2.0 million in the quarter, to $44.7 million at the end of March 2008

     TOTAL REVENUES in the first quarter of 2008 were $7.0 million, an increase of 78% compared to $3.9 million in the first quarter of 2007, and an increase of 21% compared to $5.7 million in the fourth quarter of 2007. All of LanOptics' revenues were attributable to its EZchip Technologies subsidiary.

     NET RESULTS - A one-time, non-cash, in-process research and development charge of $5.1 million, associated with the LanOptics/EZchip share exchange (see below), resulted in a net loss on a GAAP BASIS for the first quarter of 2008 of $6.3 million, or $0.28 per share, compared to a net loss of $1.1 million, or $0.07 per share, in the first quarter of 2007, and a net loss of $0.6 million, or $0.03 per share, in the fourth quarter of 2007. Net income on a NON-GAAP BASIS for the first quarter of 2008 was $0.5 million, or $0.02 per share (diluted), compared with non-GAAP net loss of $0.3 million, or $0.02 per share, in the first quarter of 2007, and non-GAAP net income of $0.4 million, or $0.02 per share (diluted), in the fourth quarter of 2007.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of March 31, 2008, totaled $44.7 million compared to $42.6 million as of December 31, 2007.

     "During the first quarter of 2008 we continued to experience the strong business and financial growth trend predominant throughout 2007," COMMENTED ELI FRUCHTER, CEO OF EZCHIP TECHNOLOGIES. "During the quarter we saw a healthy ramp up in revenues, reaching $7 million, primarily driven by demand for our NP-2 network processor. This quarter was especially significant on the business front, as our specialized NP-3 chip is nearing production and our mainstream NP-3 chip is on track for sampling in the second quarter of the year. In addition, both of our recently announced products, the NPA family of processors, targeting the access market, and the NP-4 100-Gigabit network processor, received their first design wins during the quarter."


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


     "Looking ahead, we are continuing to leverage our strong technological expertise and sound product and customer base to further build and expand the Company. We are experiencing strong recognition for our NP-4 chip, and anticipate that many of our current customers will select the NP-4 as the basis for their next generation products," concluded MR. FRUCHTER.

EXCHANGE TRANSACTION

     On January 22, 2008, we issued an aggregate of 5,011,841 of our ordinary shares to the last two principal EZchip shareholder groups, in an exchange transaction in which we acquired all of the shares of EZchip held by them. Following the exchange, we now own approximately 99% of the outstanding share capital of EZchip, or 89% on a fully diluted basis. This transaction was accounted for according to the "purchase method" of accounting. The purchase price for the shares acquired was $82.7 million, based on the average share prices of our ordinary shares for the two day period before and two day period after the transaction announcement. The excess of the purchase price over the book value of the acquired EZchip shares is being treated principally as intangible assets, and recorded as follows: "In-process research and development charge," in the amount of $5.1 million, was recorded as a one-time expense in a separate line item in our statements of operations; other tangible and intangible assets (including existing technology, backlog, customer relations and inventory adjustments) in the amount of $7.0 million are being amortized over the useful life terms of the various assets, with the corresponding expense recorded in our statements of operations; goodwill, in the amount of $46.7 million, is not being amortized and will be tested for impairment annually.

CONFERENCE CALL

     The Company will be hosting a conference call today, May 5, 2008, at 10:00am EDT, 07:00am PDT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website, http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 935 4577;

     International Dial-in Number (US): +1 718 354 1388;

     Israel Dial-in Number: 1 809 246 002

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which LanOptics believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R, amortization of purchased tangible and intangible assets, in-process research and development charge, amortization of discount on long-term loan and minority interest in loss of EZchip. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of LanOptics' on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.


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


ABOUT LANOPTICS

     LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on LanOptics and EZchip, visit the web site at http://www.ezchip.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 27, 2008 AND ITS CURRENT REPORTS ON FORM 6-K. LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --


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



                                 LANOPTICS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                                                   ----------------------------------------------
                                                                     MARCH 31,      DECEMBER 31,       MARCH 31,
                                                                       2008             2007             2007
                                                                   ------------     ------------     ------------
Revenues                                                           $      6,950     $      5,735     $      3,905
Cost of revenues                                                          3,141            2,381            1,668
Amortization of purchased technology                                        611              235              498
                                                                   ------------     ------------     ------------
Gross profit                                                              3,198            3,119            1,739

Operating expenses:
Research and development, net                                             2,958            2,257            1,697
In-process research and development charge                                5,125               --               --
Selling, general and administrative                                       1,715            1,395            1,197
                                                                   ------------     ------------     ------------
Total operating expenses                                                  9,798            3,652            2,894
                                                                   ------------     ------------     ------------
Operating loss                                                           (6,600)            (533)          (1,155)

Financial and other income (expenses), net                                  291              (60)              28
                                                                   ------------     ------------     ------------

Loss before minority interest                                            (6,309)            (593)          (1,127)
                                                                   ------------     ------------     ------------

Minority interest in loss of EZchip                                          13               17               20
                                                                   ------------     ------------     ------------

Net loss                                                           $     (6,296)    $       (576)    $     (1,107)
                                                                   ============     ============     ============

Net loss per share                                                 $      (0.28)    $      (0.03)    $      (0.07)

Weighted average number of shares used in per share calculation      22,112,432       18,312,245       15,709,081

                                 LANOPTICS LTD.
                  RECONCILIATION OF GAAP TO NON-GAAP MEASURES
             (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                          ------------------------------------------------
                                                            MARCH 31,       DECEMBER 31,        MARCH 31,
                                                              2008              2007              2007
                                                          ------------      ------------      ------------
GAAP gross profit                                         $      3,198      $      3,119      $      1,739
Stock-based compensation                                            20                 8                 7
Amortization of purchased tangible & intangible assets             963               273               555
                                                          ------------      ------------      ------------
Non-GAAP gross profit                                     $      4,181      $      3,400      $      2,301
                                                          ============      ============      ============

GAAP gross profit as a percentage of revenues                     46.0%             54.4%             44.5%
                                                          ------------      ------------      ------------
Non-GAAP gross profit as a percentage of revenues                 60.2%             59.3%             58.9%
                                                          ============      ============      ============

GAAP operating expense                                    $      9,798      $      3,652      $      2,894
Stock-based compensation:
Research and development                                          (306)             (141)             (109)
Selling, general and administrative                               (234)             (130)              (78)
Amortization of purchased intangible assets:
In-process research and development charge                      (5,125)
Selling, general and administrative                               (118)              (16)               (9)
                                                          ------------      ------------      ------------
Non-GAAP operating expense                                $      4,015      $      3,365      $      2,698
                                                          ============      ============      ============

GAAP net loss                                             $     (6,296)     $       (576)     $     (1,107)
Stock-based compensation                                           560               279               193
Amortization of purchased assets and discount on
long-term loan                                                   1,081               758               626
In-process research and development charge                       5,125
Minority interest in loss of EZchip                                (13)              (17)              (20)
                                                          ------------      ------------      ------------
Non-GAAP net income/(loss)                                $        457      $        444      $       (308)
                                                          ============      ============      ============

Non-GAAP net income/(loss) per share - Diluted            $       0.02      $       0.02      $      (0.02)
Non-GAAP weighted average shares - Diluted*                 22,169,404        18,567,860        15,709,081

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation charges under SFAS 123R.

                                 LANOPTICS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                          (U.S. DOLLARS IN THOUSANDS)

                                                      MARCH 31,       DECEMBER 31,
                                                        2008             2007
                                                    ------------     ------------
                                                     (UNAUDITED)       (AUDITED)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities    $     44,677     $     42,628
Trade receivables, net                                     3,649            2,877
Other receivables                                          1,283            1,180
Inventories                                                3,050            3,109
                                                    ------------     ------------
Total current assets                                      52,659           49,794

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                125              148
Severance pay fund                                         2,977            2,640
                                                    ------------     ------------
Total long-term investments                                3,102            2,788

PROPERTY AND EQUIPMENT, NET                                  355              394

Goodwill                                                  96,276           49,533
Intangible assets, net                                     8,539            2,736
                                                    ------------     ------------
TOTAL ASSETS                                        $    160,931     $    105,245
                                                    ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                      $      1,365     $        254
Other payables and accrued expenses                        4,410            3,524
                                                    ------------     ------------
Total current liabilities                                  5,775            3,778

LONG TERM LIABILITIES:
Accrued severance pay                                      3,828            3,272

EMPLOYEE STOCK OPTIONS IN EZchip                           2,307            2,141
PREFERRED SHARES IN EZchip                                    --           23,770

SHAREHOLDERS' EQUITY:
Share capital                                                134              106
Additional paid-in capital                               245,246          162,233
Accumulated other comprehensive loss                         (19)             (11)
Accumulated deficit                                      (96,340)         (90,044)
                                                    ------------     ------------
Total shareholders' equity                               149,021           72,284
                                                    ------------     ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $    160,931     $    105,245
                                                    ============     ============


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